DynaMotive Energy Systems Corporation

          	     FORM 6-K

                   UNITED STATES
     	SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, D.C. 20549

                -----------------

          REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a-16 or 15d-16 OF
        THE SECURITIES EXCHANGE ACT OF 1934
                  FOR MAY 20, 2003

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION
   (Exact name of Registrant as specified in its charter)

                -----------------


          Suite 105-1700 West 75th Avenue
                   Vancouver, BC
                   Canada V6P 6G2
                   (604) 267-6000
      (Address of principal executive offices)

                 -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

              FORM 20-F  X    FORM 40-F
                        ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        YES         NO  X
                            ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable








 				FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    May 20, 2003

3.  Press Release
    -------------

    May 20, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Magellan Aerospace division-Orenda Industrial (Orenda) and Erie Flooring and Wood Products (Erie Flooring) announced today their intention to develop a
2.5 Megawatt electric (MWe) combined heat and power project in West Lorne, Ontario, Canada.

The integrated plant is to utilize wood residue from Erie Flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system. DynaMotive and Orenda will seek EcoLogo certification for the project. Project coordination, civil works integration and grid connections are to be provided by UMA engineering. DynaMotive and its development partners are in advanced stage negotiations with finance and government institutions and other potential participants in the project. The project, subject to completion of agreements, is expected to be formally launched within this quarter and be completed within 12 months of launch date.

Mr.Alan Vandenbrink, General Manager of Erie Flooring and Wood Products commented: "Having evaluated various alternatives for value added utilization of our residue, we have selected DynaMotive and Orenda's approach as we believe that through the application of their combined technologies we will be able to achieve improved economic returns while further enhancing our environmental performance. We are pleased to support this project and look forward to its development".


Mr. Frank Button, Vice President and General Manager of Orenda Turbines added: "We are proud to be developing our first integrated bio fuel power facility in Ontario, Canada. We strongly believe in the strength of DynaMotive's technology and the market opportunity that an integrated bio fuel energy system affords both companies. Our generation technology is robust and has been successfully adapted to handle BioOil as a fuel source. We have conducted exhaustive tests and are confident that the demonstration will be successful."

Commenting on the development, Andrew Kingston, President and CEO of DynaMotive said: "Demand for innovative, environmental friendly and economic viable energy solutions is strong, as evidenced by the development of green power projects in Canada and around the world. The development of this project is timely and is the culmination of the cooperative efforts between Orenda, Erie Flooring and DynaMotive. Through this project we intend to demonstrate the commercial potential of our technologies. We appreciate the support of Orenda, Erie Flooring and Wood Products and UMA Engineering and look forward to formally launching construction".


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.





DATED at Vancouver, B.C. as of the 20th day of May, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard CH Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.










































DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release - May 20, 2003
 DynaMotive & Orenda Announce Development of Green Energy Project in Ontario,
    Canada Project to be hosted at Erie Flooring and Wood Products Facility

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Magellan Aerospace division-Orenda Industrial (Orenda) and Erie Flooring and Wood Products (Erie Flooring) announced today their intention to develop a
2.5 Megawatt electric (MWe) combined heat and power project in West Lorne, Ontario, Canada.

The integrated plant is to utilize wood residue from Erie Flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system. DynaMotive and Orenda will seek EcoLogo certification for the project. Project coordination, civil works integration and grid connections are to be provided by UMA engineering. DynaMotive and its development partners are in advanced stage negotiations with finance and government institutions and other potential participants in the project. The project, subject to completion of agreements, is expected to be formally launched within this quarter and be completed within 12 months of launch date.

Mr.Alan Vandenbrink, General Manager of Erie Flooring and Wood Products commented: "Having evaluated various alternatives for value added utilization of our residue, we have selected DynaMotive and Orenda's approach as we believe that through the application of their combined technologies we will be able to achieve improved economic returns while further enhancing our environmental performance. We are pleased to support this project and look forward to its development".

Mr. Frank Button, Vice President and General Manager of Orenda Turbines added: "We are proud to be developing our first integrated bio fuel power facility in Ontario, Canada. We strongly believe in the strength of DynaMotive's technology and the market opportunity that an integrated bio fuel energy system affords both companies. Our generation technology is robust and has been successfully adapted to handle BioOil as a fuel source. We have conducted exhaustive tests and are confident that the demonstration will be successful."

Commenting on the development, Andrew Kingston, President and CEO of DynaMotive said: "Demand for innovative, environmental friendly and economic viable energy solutions is strong, as evidenced by the development of green power projects in Canada and around the world. The development of this project is timely and is the culmination of the cooperative efforts between Orenda, Erie Flooring and DynaMotive. Through this project we intend to demonstrate the commercial potential of our technologies. We appreciate the support of Orenda, Erie Flooring and Wood Products and UMA Engineering and look forward to formally launching construction".

DynaMotive has recently announced a tender for the fabrication of a first modular pyrolysis plant in British Columbia, Canada capable of processing 100 tonnes per day of dry biomass (200 tonnes per day wet) with an option for two further plants. The Company is evaluating further projects in British Columbia and in the United States of America. Modular design and fabrication techniques allow for parallel fabrication of pyrolysis systems of various processing capabilities. This latest project will utilize the same pyrolysis platform as the ones envisaged for British Columbia and the US. Modules are expected in the 100 and 200 tonnes per day range initially.

Orenda Aerospace is in advanced stages of fabrication of its OGT 2500 generation and fuel handling systems. The Company expects the system to be completed in the third quarter of 2003. DynaMotive has provided BioOil for preliminary combustion testing. The tests, conducted by Orenda in Mashproekt facilities in Ukraine and in Canada have validated BioOil's combustion capabilities and emission profile, with nitrogen oxide (NOx), sulfur dioxide
(SO2) and particulate emissions being significantly lower than diesel.
BioOil being derived from biomass is considered to be a green house gas neutral fuel.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) 0207 550 3872         Fax:  (44)0207 409 2304

or US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.